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                                                                      Exhibit 14

                           DOMINION HOMES HOMES, INC.

                       CODE OF BUSINESS CONDUCT AND ETHICS

               (approved by the Board of Directors March 10, 2004)

Introduction

     The honesty, integrity and sound judgment of our employees, officers and directors is essential to Dominion Homes' reputation and success. This Code of Business Conduct and Ethics ("Code") sets forth guiding principles by which we operate our company and conduct our daily business with our shareholders, customers, vendors and with each other. This Code does not, however, cover every issue that may arise in the course of business dealings and, therefore, this Code must be applied using common sense and good judgment.

     All of our employees, officers and directors must conduct themselves according to this Code and seek to avoid even the appearance of improper behavior. This Code should also be provided to and followed by Dominion Homes' agents and representatives, including consultants.

     If a law conflicts with a policy in this Code, you must comply with the law. If you have any question about these conflicts, you should ask one of Dominion Homes' Ethics Officers how to handle the situation. Dominion Homes' Chief Ethics Officer is our Senior Vice President and General Counsel, and our Assistant Ethics Officer is our Vice President-Human Resources.

     Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment or service. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the procedures in Section XI of this Code.

I.   Conflicts of Interest

     Employees, officers and directors of Dominion Homes have an obligation to conduct business for and on behalf of Dominion Homes within guidelines that prevent actual or potential conflicts of interest. A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of Dominion Homes. A conflict situation can arise when an employee, officer or director takes action or has interests that make it difficult to perform his or work on behalf of Dominion Homes objectively and effectively. Conflicts of interest may also arise when an employee, officer or director is in a position to influence a decision that may result in personal gain for that employee, officer or director, or a member of his or her family, as a result of Dominion Homes' business dealings. For purposes of this Conflicts of Interest policy, a "family member" is a person who is related by blood or marriage, or whose

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relationship with the employee, officer or director is similar to that of persons related by blood or marriage.

     Employees, officers and directors should avoid any relationship that would cause a conflict of interest with their duties and responsibilities at Dominion Homes. Employees, officers and directors are expected to report any situation that may involve a conflict of interest affecting them personally or affecting other employees, officers or directors, or those with whom Dominion Homes does business, to an Ethics Officer. In addition, members of Dominion Homes' Board of Directors are expected to disclose to their fellow directors any personal interest they may have in a transaction upon which the Board passes and to recuse themselves from participation in any decision in which there is a conflict between their personal interests and the interest of Dominion Homes.

     Set forth below is specific guidance for some areas of potential conflict of interest that require special attention. It is not possible to list all conflicts of interest. These are examples of the types of conflicts of interest that employees, officers and directors are expected to avoid. Ultimately, it is the responsibility of each individual to avoid or otherwise disclose to an Ethics Officer any situation that could appear to be a conflict of interest. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with an Ethics Officer.

     1. Relationships with Suppliers. No employee, officer or director may accept or solicit any benefit from a subcontractor, supplier, vendor, service provider or potential subcontractor, supplier, vendor or service provider that might compromise, or even appear to compromise, his or her objective assessment of the supplier's product and price. In addition, employees are expected to maintain professional relationships with suppliers and their employees.

     2. Business Entertainment and Gifts. No business entertainment or gift should be offered, given, provided or accepted by any Dominion Homes employee unless it: (1) is not a cash gift, (2) is consistent with the Company's policy on gifts, (3) is nominal in value to the individual,
          (4) cannot be construed as a bribe, and (5) does not violate any laws or regulations. Any questions regarding the appropriateness of a gift or proposed gift should be discussed with the Human Resources Department.

     3. Private Interest Investments. Employees, officers and directors, including members of their immediate family, must be free of any investment, employment, or association that might interfere, or give the appearance of interfering, with the independent exercise of their judgment in Dominion Homes' best interest.

     4.   Relationships with Customers.

        . All sales and promotional efforts must be free from deliberate misrepresentation. If unforeseen circumstances make it impossible to meet a commitment, let the customer know as soon as possible.

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        . Our integrity prevents us from offering to customers any benefits or rewards that violate applicable laws or generally accepted business practices. It is expressly forbidden under state law to provide payments or incentives to non-realtors for the referral of customers.

        . Employees of Dominion Homes should not engage in any form of relationship with a Dominion Homes customer that could compromise Dominion Homes' business operations.

     5. Discounts. Any Dominion Homes employee or affiliate is entitled only to the special discounts and treatment specifically outlined in the Employee Handbook.

II.  Fair Dealing

     Each employee, officer and director should undertake to deal fairly with Dominion Homes' customers, suppliers, vendors and employees. No one should take advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing.

     "Fraud" is the deliberate practice of deception in order to receive unfair or unlawful gain. Dominion Homes and its employees, officers and directors will not participate in unfair competition or knowingly misrepresent our product or services. Employees, officers and directors must be sensitive to the possibility that someone may try to defraud Dominion Homes.

III. Corporate Opportunities

     Employees, officers and directors owe a duty to Dominion Homes to advance its legitimate business interests when the opportunity to do so arises. Employees, officers and directors are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of Company property, information or position, unless the Company already has been offered the opportunity and turned it down. More generally, employees, officers and directors are prohibited from using Company property, information or position for personal gain and from competing with the Company.

IV.  Protection and Proper Use of Company Assets

     All employees, officers and directors should endeavor to protect Dominion Homes' assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Dominion Homes' profitability. All Company assets should be used only for legitimate Company business purposes.

     The obligation of employees, officers and directors of Dominion Homes to protect Dominion Homes' assets includes proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, copyrights, business and marketing plans, databases, records, salary information and any unpublished

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financial data or reports. Unauthorized distribution of this information violates Company policy. It could also be illegal and result in civil or even criminal penalties.

V.   Confidentiality

     In carrying out Dominion Homes' business, employees, officers and directors often learn confidential information about Dominion Homes, its customers or suppliers. Employees, officers and directors must maintain the confidentiality of all such information, except when disclosure is authorized or required by law. The release or misuse of confidential information about Dominion Homes could result in the violation of privacy rights, as well as expose Dominion Homes to financial loss, competitive disadvantage, and/or embarrassment.

     Confidential information includes any non-public information, including proprietary information, that if disclosed might be harmful to Dominion Homes (or to an employee, customer or supplier of Dominion Homes) or useful to a competitor if disclosed. Specifically, non-public information about Dominion Homes' products, services, sales data and information, plans, customers, employees and financial position is strictly confidential and should not be disclosed even in casual conversation, or used for other than Company purposes.

     Your obligation to preserve confidential information continues after your employment or service with Dominion Homes ends.

VI.  Compliance with Laws, Rules and Regulations

     It is Dominion Homes' policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations in the course of their employment with or service to the Company. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from superiors, managers or the Company's Ethics Officers. Obeying the law both in letter and in spirit is the foundation upon which the Company's ethical standards are built.

VII. Insider Trading

     Because Dominion Homes' stock is publicly traded, the Company and its employees, officers and directors are subject to requirements under securities laws concerning stock trading and inside information. Dominion Homes takes these requirements seriously, and compliance with them is of utmost importance.

     Generally, no employee, officer or director may purchase or sell Dominion Homes securities (including stock held in the individual's 401k account) unless the Company's "trading window" is open. While the trading window is generally open the beginning the third business day after the Company releases its earnings statement and

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remains open until the last day of the following month, it is the responsibility of each employee, officer or director to consult with the General Counsel or Corporate Counsel to ensure that the trading window is in fact open.

      In addition, it is illegal, unethical, and against the Dominion Homes Statement of Policy Concerning Stock Trading and Non-Disclosure of Inside Information (the "Insider Trading Policy") for any employee, officer or director to profit from undisclosed information relating to Dominion Homes or any other company. Anyone who is aware of material, non-public information relating to Dominion Homes may not purchase or sell any of the Company's securities (including stock held in the individual's 401k account). Generally, information is "material" if it could affect a person's decision whether to buy, sell or hold securities, and it is "non-public" if it has not been disclosed to the public in a press release, Securities and Exchange Commission filing, or other public announcement.

      Besides the obligation to refrain from trading while in possession of material, non-public information, employees, officers and directors are also prohibited from "tipping" others. The concept of unlawful tipping includes passing on material information to friends or family members under circumstances that suggest that the employee, officer or director was trying to help the friend or family member make a profit or avoid a loss. "Tipping" is a serious breach of confidentiality, a form of insider trading and, therefore, illegal. For this reason, employees, officers and directors should avoid discussing sensitive information in any place where others may hear such information.

      This summary is not a substitute for a review of the Insider Trading Policy, which Dominion Homes has adopted to assist its employees, officers and directors in complying with laws against insider trading. The Insider Trading Policy is attached to the Employee Handbook and available on the Dominion Homes intranet. The Insider Trading Policy is also distributed to every employee, officer and director whenever a material change to the Insider Trading Policy is made. Specific questions regarding the Insider Trading Policy should be discussed with the Company's General Counsel or Corporate Counsel.

VIII. Political and Civic Matters

      In keeping with Dominion Homes' commitment to build and sustain its reputation for good corporate citizenship, the Company encourages and supports the involvement of its employees, officers and directors in community and civic organizations. It is expected that these interests will be pursued in a responsible manner that will reflect favorably upon the employee, officer or director and Dominion Homes.

      Employees, officers and directors must exercise good judgment in their relationships with government officials and government employees. Dominion Homes will not reimburse an employee, officer or director for money or personal time contributed to political campaigns.

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IX.  Public Company Reporting

     As a public company, Dominion Homes' filings with the Securities and Exchange Commission (and other public communications) must be complete, fair, accurate, timely and understandable. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to assure that our public reports are complete, fair, accurate and understandable. Dominion Homes expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to Dominion Homes public disclosure requirements.

X.   Special Ethics Obligations for Senior Financial Officers

     The Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller, internal auditor, and other senior financial officers performing accounting, auditing, financial management or similar functions (the "Senior Financial Officers") are responsible for the integrity of Dominion Homes' financial reporting and system of internal accounting and controls. The honesty, integrity, and sound judgment of each Senior Financial Officer is fundamental to Dominion Homes' reputation and success.

     Because of their special role, each Senior Financial Officer must, to the best of his or her knowledge and ability:

     . act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

     . provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that Dominion Homes files with, or submits to, government agencies (including filings and other submissions to the U.S. Securities and Exchange Commission) and in other public communications;

     . comply with applicable laws, rules and regulations of federal, state and local governments and other appropriate private and public regulatory agencies;

     . act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated;

     . respect the confidentiality of information acquired in the course of employment, except when authorized or otherwise legally obligated to disclose;

     . share knowledge and maintain skills necessary and relevant to Dominion Homes' needs;

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     .  proactively promote ethical and honest behavior within the Dominion
        Homes environment;

     . achieve responsible use of and control over all assets and resources entrusted to them; and

     . refrain from unduly or fraudulently influencing, coercing, manipulating or misleading any authorized audit, or interfering with any auditor engaged in the performance of an internal or independent audit of Dominion Homes' financial statements or accounting books or records.

XI.  Reporting any Illegal or Unethical Behavior

     Any employee, officer or director who becomes aware of any existing or potential violation of laws, rules, regulations, or this Code is required to report such a violation through one or more of the following options:

     (1) By contacting the Company's Chief Ethics Officer or the Assistant Ethics Officer in person or by phone, e-mail, fax or letter. Communications made in this manner will be kept confidential to the extent possible.

     (2) By communicating the existing or potential violation anonymously and confidentially through the Business Ethics Hotline at 1-800-418-6423 ext. 366 or by e-mail at confide2SV@securityvoice.com.

An employee, officer or director who reports an existing or potential violation as outlined above should make an effort to provide, to the extent possible, detailed, verifiable and actionable data and information regarding the violation.

Non-Retaliation

     Dominion Homes will not tolerate retribution, retaliation, or adverse personnel action against anyone who reports an existing or potential violation of this Code in good faith. Any employee, officer or director who retaliates or attempts to retaliate against another employee, officer or director for reporting a suspected or known violation of this Code will be subjected to disciplinary action.

Accounting Complaints

     An employee, officer or director who has a concern or complaint regarding an accounting, internal accounting controls, or auditing matter regarding the Company should report such concern or complaint according to the procedures set forth in the Procedures for Handling Complaints or Concerns Regarding Accounting, Internal Controls and Auditing Matters (the "Accounting Complaint Procedures"), which is

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included in the Employee Handbook. Concerns and complaints regarding such matters will be handled in the manner set forth in the Accounting Complaint Procedures.

     The Company's non-retaliation policy set forth above shall also apply to any person who submits a complaint or concern regarding an accounting matter in good faith.

XII. Compliance Standards and Procedures

     Any person to whom a suspected or known violation of this Code is reported should immediately report the issue to the Chief Ethics Officer or Assistant Ethics Officer. Appropriate documentation will follow the initial report with as much specificity as possible. Names of involved parties, a description of the issue and dates, times, amounts, etc. will be included.

     Employee relations issues will be referred to and handled by the Human Resources Department along with the appropriate area manager.

     Potential ethics violations will be investigated by the Ethics Officers and appropriate senior executive(s). Any potential issue involving a member of the management team will also be reported to the President & Chief Operating Officer and/or Chief Executive Officer.

     Investigations may involve one or more of the following measures: interviews with involved individuals, as well as their managers or co-workers; requests for information from external parties (e.g. vendors, customer, etc.), financial information such as accounts receivable/payables data, employment information and background checks. All employees, officers and directors must fully cooperate with and assist any such investigation.

     Employees, officers, and directors at all levels are subject to consistent treatment as it relates to this Code. Appropriate disciplinary action will be taken promptly against any employee, officer or director determined to have violated this Code, as it may be amended or updated from time to time. Such disciplinary action shall be reasonably designed to deter wrongdoing and promote accountability for adherence to this Code and may include, without limitation, written notices to the individual involved that they are in violation of this Code, demotion or re-assignment of the individual involved, suspension without pay or benefits, and termination of the individual's employment. In determining what action is appropriate in a particular case, all relevant information will be considered, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question has been advised prior to the violation(s) as to the proper course of action, and whether or not the individual in question had violated this Code in the past.

     Among other things, employees, officers and directors of the Company may be disciplined for:

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      (1)  Committing, authorizing or directing an act that violates this Code;

      (2) Failing to exercise proper compliance oversight or tolerating conduct prohibited by this Code, if acting as a supervisor of another employee of the Company;

      (3) Discouraging another employee, officer or director from reporting a violation of this Code; or

      (4) Retaliating or condoning retaliation against any employee, officer or director of the Company who reports such a violation.

XIII. Administration and Waiver of this Code

      This Code shall be administered and monitored by the Dominion Homes Human Resources Department. Any questions and further information regarding this Code should be directed to a Human Resources Department representative.

      It is the responsibility of every employee, officer and director to read this Code and understand its provisions. This Code will be included in the Dominion Homes Employee Handbook, the Dominion Homes Director Handbook, and posted on the Company's intranet website. The Employee Handbook will be issued to all new employees and officers at the time of employment and reissued from time to time. Employees will be required to sign a receipt form for the Employee Handbook indicating that they have read this Code and will comply with its provisions. Additionally, employees at or above the superintendent level, officers and directors will be required to re-affirm compliance with this Code on an annual basis (or in the event of a material change to this Code) by signing a certificate which indicates that the individual has read and understands this Code and will comply with its provisions.

      Employees, officers and directors of Dominion Homes are expected to follow this Code at all times. Waivers of this Code will be determined on a case-by-case basis by the Company's Ethics Officers; however, any waiver of this Code for executive officers or directors may be made only by the Board of Directors or a committee of independent directors of the Board of Directors, and will be promptly disclosed as required by the law or stock exchange regulation.

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